Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Diageo plc:

We consent to the use of our reports dated 26 August 2009 with respect to the consolidated balance sheets of Diageo plc as of 30 June 2009 and 2008, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2009, and the effectiveness of internal control over financial reporting as of 30 June 2009, incorporated by reference herein.

KPMG Audit Plc
London, England

15 October 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: November 11, 2009	By:
	Name:	John Nicholls
	Title:	Deputy Company Secretary